Exhibit 99.28

TERRANOVA DEFENSE AND QUANTUM EMOTION FORGE A GLOBAL CYBERSECURITY COMMERCIAL PARTNERSHIP

Montreal, August 27, 2024 – Terranova Defense Solution Incorporated (TDS) and Quantum eMotion Corp. (QeM) (TSX-V: QNC; OTCMKTS: QNCCF) are excited to announce a groundbreaking partnership aimed at accelerating the commercialization of advanced cybersecurity solutions and key products.

This strategic alliance designates QeM as the exclusive provider of state-of-the-art quantum entropy generators, post-quantum cryptography, and cloud-based security solutions to TDS, marking a significant advancement in the cybersecurity field.

Terranova Defense Solutions is now the primary service provider for the Terranova Defense Group which is quickly becoming one of the world’s largest cyber defense networks working in partnership with Cyber Security Global Alliance, and CSR5 Global Incorporated that operates in 21 countries over 4 continents which encompasses Terranova Defense Solutions, Terranova Aerospace Solutions, Terranova Maritime Solutions, Terranova Cyber Solutions, Terranova Communications, Terranova AI, Terranova Defense NFP (operating as Cyber Security Global Alliance), and CSR5 Global. This collaboration will leverage shared resources among its partners, creating a unique business solution poised to become a unicorn service within three years, providing a solid foundation for high-level returns on global investments.

Quantum eMotion is at the forefront of developing revolutionary quantum-based security solutions, offering a beacon of hope in the fight against the modern world’s increasingly sophisticated cyber threats. Through this partnership, QeM’s cutting-edge technology will become a cornerstone of TDS’s comprehensive security solutions, designed to tackle the challenges of today’s digital age head-on.

Francis Bellido, CEO of QeM, expressed, “We are thrilled to collaborate with Terranova Defense Solutions, leveraging their extensive international network within the cybersecurity sector. The timing of this partnership aligns perfectly with NIST’s recent release of recommended quantum-safe algorithms, signaling a pivotal moment for the cybersecurity industry. This development is poised to catalyze market adoption, and QeM is exceptionally well-positioned to capitalize on it with our advanced Quantum Random Number Generation (QRNG) and post-quantum encryption technologies.”

James Castle, CEO, CSO & Founder of Terranova Defense Solutions, added, “We are excited to embark on this partnership with QeM, aimed at expanding the security products and solutions offered by both companies. By integrating Quantum Random Number Generators and Quantum-Safe Encryptions, we are strengthening the cybersecurity framework within the Terranova Defense Group of Companies, offering these advanced solutions exclusively to our global clients. As awareness of the quantum threat grows, we are witnessing a genuine surge in demand for quantum-based security solutions.”

About Terranova Defense Solutions

The Terranova Defense Group is quickly becoming one of the world’s largest cyber defense hubs working in partnership with Cyber Security Global Alliance, that operates in 21 countries with offices in 13 countries over 4 continents. Terranova Defense Solutions works with domestic and international companies that are at risk of physical and digital threats including autonomous and digital attacks. We have developed quantum software solutions, through advancing technologies and manufacturing partners that work together, to enable the global flow of commerce, access to healthcare, fintech, and digital freedom.

Terranova Defense Solutions is the Parent Organization in the Terranova Defense Group of Companies that was built to create a defense hub and network for technology companies, based in North America and Afro Eurasian continents. All having been designed to protect critical infrastructure, data services, and global information technologies from a variety of online attackers aimed at technology thefts and ransomware and zero-day attempts.

For further information, please contact:

James Castle, CEO, CSO & Founder

E-mail: james.castle@terranovadefense.com

TDS Website: https://www.terranovadefense.com

TDG Website: https://www.terranova-global.com

About QeM

The Company’s mission is to address the growing demand for affordable hardware and software security for connected devices. QeM has become a pioneering force in classical and quantum cybersecurity solutions thanks to its patented Quantum Random Number Generator, a security solution that exploits the built-in unpredictability of quantum mechanics and promises to provide enhanced protection for high-value assets and critical systems.

The Company intends to target highly valued Financial Services, Healthcare, Blockchain Applications, Cloud-Based IT Security Infrastructure, Classified Government Networks and Communication Systems, Secure Device Keying (IOT, Automotive, Consumer Electronics) and Quantum Cryptography.

For further information, please visit our website at https://www.quantumemotion.com/ or contact:

Francis Bellido, Chief Executive Officer

Tel: 514.956.2525

Email: info@quantumemotion.com

Website: www.quantumemotion.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described in the Corporation’s periodic reports including the annual report or in the filings made by Quantum from time to time with securities regulatory authorities.